
The future of social commerce marketplace in course of disrupting the e-commerce industry
netsave

INVEST IN **NETSAVE**

Building a safer community marketplace for easy local selling & buying without hassle

LEAD INVESTOR



Rony Paul

I am aligning myself with Netsave to fill up that existing void in the e-commerce industry, create the peace of mind and experience users believe they deserve and long hope for when doing online transactions. Not only I am a lead investor in this breathtaking project, I also provide strategic and operational leadership to the Company to ensure its goal and strategies are executed effectively. Creating generational wealth was the biggest thing in my mind when I decided to be part of this journey, NETSAVE to the moon!!!

Invested $5,000 this round & $25,000 previously

netsave.com Los Angeles CA Marketplace Retail Minority Founder

Highlights

1. Innovating and replicating the food delivery model “The UberEats of eCommerce marketplace” featuring livestream shopping
2. User safety and environmental sustainability are at the core of our “Think Globally, Act Locally” approach.
3. Positioned to disrupt the $905B US eCommerce sector, which is projected to exceed $1.7T by 2027
4. Mid to long-term operational plan includes covering all US states and expand to Canada, Australia & more
5. Already have a diverse community of 500+ sellers in United States; aim to be an authentic community & a household brand.
6. Ultimate goal: reaching unicorn status in pre-IPO stage by 2025 (not guaranteed)
7. World-class team of successful entrepreneurs, and talents from leading tech giants including Microsoft, Siemens & more
8. Highly-driven founder is 100% dedicated; committed over $750,000 in capital contributions to assume early-stage risks.

Our Team



Justin E. Georges Founder/CEO

I'm the Founder/CEO of Netsave, Inc. I am a highly-driven Go-Getter, striving to create innovations that can change and the world.

Leading players like OfferUp, Craigslist and Facebook Marketplace have failed to solve some of the most critical challenges faced by community members in the hyperlocal ecommerce industry. People are dealing everyday with violent crimes such as rape, robbery, and murder, due to risky local meetups with strangers. I started Netsave to help solving those challenges by creating a safer global community where everyone is empowered to thrive.



Chris Luo CTO/Lead Engineer

Lead Software Engineer, Team Player, Computer Science-UC Santa Barbara, Sr. Full-Stack Software Engineer with 7+ years of experiences, BE/FE tech stack skills & technologies including most popular JS and TS frameworks; Loves Basketball and adventures



Nathan Hemming-Brown Product & Brand Design Director

Over 10 years of experience in product & brand design, worked across multiple creative platforms with reputable brands such as Siemens, Microsoft, Zurich; Team Player & Agile Leader with excellent critical thinking skills...

Pitch


netsave
Social Commerce Made Safely & Sustainably

Market Movers

- The US Ecommerce sector is projected to reach $1.7T by 2027
- Covid-19 accelerated the trends of online shopping and buying starting in 2020
  - Online retail sales set to grow 25% over the next 5 years
  - Despite this growth, still $3 out of every $4 still spent offline
  - While Amazon's market share of online retail sales is set to pass a staggering 40.4%, there are major competitors which stand to capture more and more of the market share: Peer-to-Peer Marketplaces
- Over 40% of online shoppers go to social media first when finding a new product/brand
- LendingTree estimates that 84% of US consumers have used peer-to-peer buying/selling/lending services.
  - Users' biggest concerns when doing peer-to-peer commerce are safety and customer service, which Netsave is solving.
- Gen Z and Millennial women who shop online total more than 67.4M people in the US

Problem

Community members face safety challenges when buying or selling on marketplaces. Extreme crimes (cybersecurity, rape, robbery and murder) are risks that e-commerce marketplace users are forced to accept when selling, buying, and handling products via local meetups with strangers who were not properly verified at sign-up level. User's safety is at risk when meeting unverified members who may be potential high-risk criminals.



Solution

Netsave features an AI-based cybersecurity solution screening every user at sign-up to verify and authenticate their legitimacy; then replicates the food delivery model “The UberEats of eCommerce Marketplace” to create a hassle-free environment ensuring that all transactions are made seamlessly and safely without the risks involved in local meetups with strangers.


netsave
Buy & Sell Locally. Support your Neighborhood to Thrive.


Local selling & buying reimagined...
Discover hidden treasures in your backyard, and support locals in your own community.


Be part of an authentic community
We pride ourselves on building a safe and reliable community. We screen every account to keep away potential scammers & protect our users.
Verified Seller
Connect & interact with vetted users
Buy from a network of verified & trusted sellers
Join us to build a scammer-free community

Team



Justin E. Georges, Founder/CEO
- Serial Entrepreneur w/10+ Yrs Business
- Digital Product Manager
- Tech Product Owner
- Business School w/focus in Finance, Entrepreneurship & Innovation



Chris Luo, Lead Software Engineer
- Sr. Full-Stack Engineer w/ 7+ years of exp.
- CS Degree from UC Santa Barbara
- BE/FE tech stack skills & technologies experience including JS and TS frameworks



Nathan Hemming-Brown, Product & Brand Director
- 10+ Years Brand & Product Design
- Worked across multiple creative platforms with brands such as Siemens, Microsoft, etc

Market Size

TAM — Total US Ecommerce Sector

SAM — California Market share of Ecommerce

netsave revenue at 1% share of first launch market


$905B
$189.9B

SOM netsave revenue at 1% share of first launch market (California)


$18.9M

Business Model


Sellers
Transaction Fee (10%)
Subscription model for premium/dedicated sellers
$
$
Services & Add-ons
Delivery/hand-off
Sponsor, promotional and advertising
Expanded delivery service options

Competitors

Netsave offers a safer and friendlier platform that is built on trust and confidence, offering the same convenience but eliminating the risk of pain points of buying/selling in a marketplace.


Premium Customer Service
netsave
Facebook Marketplace
Low Security
High Security
OfferUp
craigslist
No Customer Service

Go-to-Market Strategy

Phase 1 MVP	Phase 2	Phase 3
Drivers: Initial Territory Rollout + Video & Social	**Drivers:** Expanded Territory & Advertising Channels	**Drivers:** Referral Programs & International Expansion
Objectives: Drive initial customer acquisition, facilitate and scale GMV (gross merchandise value) rapidly, facilitate first transactions	**Objectives:** Establish/dimensionalize Product-market fit. Measure & improve user retention. Identify scalable acquisition channels. Expand new pricing/business model add-ons	**Objectives:** Expand into new feature and service categories. Secure and drive retention as well as extended LTV of buyers. Create competitive barriers to alternative platform use from customers
Tactics: SEO, Content, Social, Video Advertising to Boost Marketplace Products, Google Shopping Integration	**Tactics:** PPC, ASO content	**Tactics:** Maximize network effects, drive brand awareness with advertising
Metrics: California Market Launch GMV of $5M+	**Metrics:** Scake services to new territoties (NY, TX, FL, IL, PN and AZ) 1M+ active users	**Metrics:** Maintain maximize 200% annual growth rate over 1-2 years. GMV of $100M+

Momentum / Milestones / Timeline

- Brand created & trademark granted
- Recruited entire product development & marketing teams
- Built and fully tested Minimum Viable Product (iOS, Android, Web)
- Actively building and delivering post-MVP features and extending roadmap
- Open initial Alpha market in California
- Nearly 5,000 users actively using the MVP

The Ask

We're Looking For An Investor to Lead Our $1.2M Seed Round

12 Month Milestones:

1M active users




Partnerships in CA, NY, TX, FL, IL, PN & AZ
over $15M in Gross Merchandise Value
STRATEGIC ASKS:
1. Board & Advisory Members
2. General Advice & Guidance
Marketing
Product
Operations
General

Forward-looking financials are projections and not guaranteed.


For Questions & More Info:
Justin E. Georges (Founder & CEO)
Email: Info@Netsave.com